                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of January 2001


                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                 (Translation of registrant's name into English)

                465 GODIN AVENUE, VANIER, QUEBEC, CANADA G1M 3G7
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F    X           Form 40-F
                              -------                  ------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes                No    X
                              -------           -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

In December 2000, EXFO Electro-Optical Engineering Inc., a Canadian corporation, issued its notice of annual and special shareholders' meeting, its form of proxy and its management proxy circular. This report on Form 6-K sets forth these documents.

                                  [EXFO LOGO]

Vanier, December 1, 2000


Dear Shareholder:

         You are cordially invited to attend the 2000 Annual and Special Meeting of Shareholders (the "Meeting") of EXFO Electro-Optical Engineering Inc. to be held at the News Theatre, located at 98 The Esplanade, Toronto, Ontario, on January 17, 2001, at 10:30 a.m. (Toronto time).

         Details of the business to be conducted at the Meeting are given in the attached Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders.

         It is important that your shares be represented at the Meeting. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, SIGN, DATE AND PROMPTLY RETURN THE ACCOMPANYING PROXY IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE. If you send in your proxy card and then decide to attend the Meeting to vote your shares in person, you may still do so. Your proxy is revocable in accordance with the procedures set forth in the Management Proxy Circular.

         ON BEHALF OF THE BOARD OF DIRECTORS, I WOULD LIKE TO EXPRESS OUR APPRECIATION FOR YOUR CONTINUED INTEREST IN EXFO. WE LOOK FORWARD TO SEEING YOU AT THE MEETING.


                                 Sincerely,

                                 /s/ Germain Lamonde
                                     --------------------------------

                                 Germain Lamonde
                                 Chairman of the Board, President and
                                 Chief Executive Officer
                                 EXFO Electro-Optical Engineering Inc.

                                  [EXFO LOGO]

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.

                            -------------------------


              NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

         NOTICE IS HEREBY GIVEN that the Annual and Special Meeting (the "Meeting") of shareholders of EXFO Electro-Optical Engineering Inc. (the "Corporation") will be held at 10:30 a.m. local time, on Wednesday, January 17, 2001, at the News Theatre, 98 The Esplanade, Toronto, Ontario, for the following purposes:

1. to receive the consolidated financial statements of the Corporation for the financial year ended August 31, 2000, and the Auditor's report thereon;

2.       to elect Directors of the Corporation;

3. to appoint PricewaterhouseCoopers LLP as auditors and to authorize the Board of Directors to fix their remuneration; and

4. to approve a resolution modifying the subscription price of the Subordinate Voting Shares covered by the options granted to employees, officers, consultants and Directors, with the exception of the President and Chief Executive Officer, in June, September and October 2000, the full text of which is joined as Schedule "A" to the Management Proxy Circular;

5. transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

Enclosed is a copy of the 2000 Annual Report of the Corporation including the consolidated financial statements and the Auditor's Report thereon, together with the Management Proxy Circular and a form of Proxy.

DATED at Vanier, Quebec, this 1st day of December, 2000.


                                     BY ORDER OF THE BOARD OF DIRECTORS

                                     /s/ Kimberley Okell
                                         ----------------------------

                                     Kimberley Okell
                                     Secretary


SHAREHOLDERS UNABLE TO ATTEND THE MEETING ARE REQUESTED TO COMPLETE THE ENCLOSED PROXY FORM AND RETURN IT IN THE ENVELOPE PROVIDED. TO BE VALID PROXIES MUST REACH THE OFFICE OF CIBC MELLON TRUST COMPANY, 2001 UNIVERSITY STREET, SUITE 1600, MONTREAL, QUEBEC, CANADA, H3A 2A6, NO LATER THAN THE LAST DAY PRIOR TO THE DATE OF THE MEETING OR ANY RECONVENING OF THE MEETING IN CASE OF ADJOURNMENT. SHAREHOLDERS MAY ALSO HAVE THE PROXY FORM DELIVERED TO THE CHAIRMAN OF THE MEETING PRIOR TO THE TIME OF VOTING ON THE DAY OF THE MEETING OR ANY ADJOURNMENT THEREOF.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.

                  MANAGEMENT PROXY CIRCULAR OF THE CORPORATION
               FOR THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

          THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE CORPORATION


The undersigned shareholder of EXFO ELECTRO-OPTICAL ENGINEERING INC. hereby appoints (CHECK EITHER (A) or (B)):

[ ] (A) Mr. Germain Lalonde of Cap-Rouge, Quebec, or failing him, Mr. Pierre
        Plamondon of Quebec, Quebec;

[ ] (B) ____________________________ of ______________________________
                 (Name)                           (Address)

as the representative of the undersigned to attend, act and vote on behalf of the undersigned at the ANNUAL AND SPECIAL MEETING OF THE SHAREHOLDERS (THE "MEETING") OF THE CORPORATION TO BE HELD AT THE NEWS THEATRE, LOCATED AT 98 THE ESPLANADE, IN THE CITY OF TORONTO, PROVINCE OF ONTARIO, CANADA, ON WEDNESDAY, JANUARY 17, 2001, AT 10:30 O'CLOCK A.M. (TORONTO TIME) AND AT ANY ADJOURNMENTS OF SUCH MEETING.

THE UNDERSIGNED WISHES THAT ALL SHARES REPRESENTED BY THIS PROXY BE VOTED IN ACCORDANCE WITH THE INSTRUCTIONS HEREINBELOW. ALL SHARES REPRESENTED BY THIS PROXY WILL BE VOTED FOR, AGAINST OR BE THE SUBJECT OF ABSTENTIONS, AS SPECIFIED BY THE SHAREHOLDER. HOWEVER, IN THE ABSENCE OF INSTRUCTIONS, THE SHARES REPRESENTED BY PROXY WILL BE VOTED IN FAVOUR OF EACH OF THE PROPOSALS SET FORTH HEREIN.

                                                                (MARK WITH AN X)

To elect Germain Lamonde, Pierre Marcouiller,        FOR             [ ]
David A. Thompson, Andre Tremblay and Michael
Unger, whose cities of residence are indicated       ABSTENTION      [ ]
in the Management Proxy Circular, as Directors of the Corporation.

To appoint PricewaterhouseCoopers LLP as auditors    FOR             [ ]
and to authorize the directors to fix for
their remuneration.                                  ABSTENTION      [ ]

To approve a resolution modifying the subscription
price of the Subordinate Voting shares covered by
the options granted to employees, officers,          FOR             [ ]
consultants and Directors, with the exception of
the President and Chief Executive Officer, in June,  AGAINST         [ ]
September and October 2000, the full text of which is joined as Schedule "A" to the Management Proxy
Circular.

A DISCRETIONARY POWER IS HEREBY CONFERRED as to any amendment or change made to the matters mentioned in the Notice of Meeting or as to such other matters as may legally come before the Meeting. The Management of the Corporation is not aware of any amendments, changes or other matters which may come before the Meeting.

* A SHAREHOLDER IS ENTITLED TO APPOINT,         DATED this     day of          .
TO ATTEND AND ACT FOR AND ON BEHALF OF
SUCH SHAREHOLDER AT THE MEETING, A PERSON
OTHER THAN THE PERSON MENTIONED IN (A)
HEREIN ABOVE AND MAY DO SO BY CHECKING          ________________________________
(B) HEREIN ABOVE AND ADDING THE NAME OF         SIGNATURE OF SHAREHOLDER
SUCH OTHER PERSON IN THE SPACE RESERVED
FOR SUCH PURPOSE.

                                                    [                          ]




                                                    [                          ]

THIS PROXY MUST BE SIGNED BY THE SHAREHOLDER OR HIS PROXYHOLDER AUTHORIZED IN WRITING OR, IF THE SHAREHOLDER IS A CORPORATION, UNDER ITS CORPORATE SEAL, BY A DULY AUTHORIZED OFFICER OR PROXYHOLDER OF THE CORPORATION. PLEASE REMEMBER TO DATE AND SIGN THIS PROXY. IF THIS PROXY IS NOT DATED, IT WILL BE DEEMED TO BEAR THE DATE OF ITS MAILING BY MANAGEMENT.

           YOU ARE REFERRED TO THE MANAGEMENT PROXY CIRCULAR APPENDED.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.

                            MANAGEMENT PROXY CIRCULAR

SOLICITATION OF PROXIES

THIS MANAGEMENT PROXY CIRCULAR IS PROVIDED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF EXFO ELECTRO-OPTICAL ENGINEERING INC. (THE "CORPORATION") OF PROXIES TO BE USED AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS (THE "MEETING") OF THE CORPORATION TO BE HELD AT THE TIME AND PLACE AND FOR THE PURPOSES STATED IN THE ACCOMPANYING NOTICE OF MEETING AND AT ANY ADJOURNMENT THEREOF. UNLESS OTHERWISE INDICATED, THE INFORMATION CONTAINED HEREIN IS GIVEN AS OF NOVEMBER 30, 2000.

It is expected that the solicitation will be made primarily by mail but proxies may also be solicited personally by officers, employees or agents of the Corporation. The Corporation may also reimburse brokers and other persons holding shares in their names, or in the names of nominees, for their costs incurred in sending proxy material to principals and obtaining their proxies. The cost of solicitation will be borne by the Corporation and is expected to be nominal.

APPOINTMENT AND REVOCATION OF PROXIES AND ATTENDANCE OF BENEFICIAL SHAREHOLDERS

The persons named in the enclosed Form of Proxy (the "Form of Proxy") are officers of the Corporation. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM OR HER AT THE MEETING MAY DO SO BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND CHECKING ITEM (B).

To be valid, proxies must be received at the Montreal, Canada office of CIBC Mellon Trust Company, 2001 University Street, Suite 1600, Montreal, Quebec, Canada, H3A 2A6, the transfer agent of the Corporation, no later than the close of business on the last business day preceding the day of the Meeting or any adjournment thereof, or proxies may be delivered to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof. A beneficial shareholder who completes a Form of Proxy and who wishes to attend and vote at the Meeting personally must appoint himself or herself proxy holder in the foregoing manner.

A proxy given pursuant to this solicitation may be revoked by instrument in writing executed by the shareholder or by his or her attorney authorized in writing if such instrument is deposited either at the registered office of the Corporation to the attention of the Secretary no later than the close of business on the last business day preceding the day of the Meeting or any adjournment thereof or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof.

VOTING OF PROXIES

The shares represented by proxies appointing the persons, or any one of them, designated by Management thereon to represent the shareholder at the Meeting will be voted in accordance with the instructions given by the shareholder. UNLESS OTHERWISE INDICATED, THE VOTING RIGHTS ATTACHING TO THE SHARES REPRESENTED BY A FORM OF PROXY WILL BE VOTED "FOR" ALL THE PROPOSALS DESCRIBED HEREIN.

The Form of Proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the accompanying Notice of Meeting. As at the date hereof, Management is not aware that any other matter is to be presented at the Meeting. If, however, other matters properly come before the Meeting, the persons designated in the Form of Proxy will vote thereon in accordance with their judgment pursuant to the discretionary authority conferred by such proxy with respect to such matters.


VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

As at November 8, 2000, 8,757,264 Subordinate Voting Shares and 38,000,000 Multiple Voting Shares were outstanding, being the only classes of shares entitled to be voted at the Meeting. Each holder of Subordinate Voting Shares is entitled to one vote and the holder of Multiple Voting Shares is entitled to 10 votes for each share registered in his or her name at the close business on December 13, 2000, being the date fixed by the Board of Directors for the purpose of determining registered shareholders entitled to receive the accompanying Notice of Meeting (the "Record Date"). In the event that such a shareholder transfers the ownership of any of his or her shares after the Record Date, the transferee of such shares shall be entitled to vote at the Meeting if he or she produces properly endorsed share certificates or otherwise establishes proof of his or her ownership of the shares and demands, not later than 10 days before the Meeting, that his or her name be included on the list of shareholders entitled to vote. This list of shareholders will be available for inspection during normal business hours at the Montreal, Canada office of CIBC Mellon Trust Company, the transfer agent of the Corporation, 2001 University Street, Suite 1600, Montreal, Quebec, Canada, H3A 2A6, and at the Meeting.

Unless otherwise indicated, the resolutions submitted to a vote at the Meeting must be passed by a majority of the votes cast by the holders of Subordinate Voting Shares and Multiple Voting Shares, as a single class, present at the Meeting in person or by proxy and voting in respect of all resolutions to be voted on by the shareholders of the Corporation.

To the knowledge of executive officers and directors of the Corporation, as of November 8, 2000, the only person who is beneficial owner or exercised control or direction, directly or indirectly, over shares carrying more than 10% of the voting rights attaching to any class of shares of the Corporation is:

------------------------------ ------------- --------------- -------------- --------------- -----------------
                                                                                              PERCENTAGE OF
                                              PERCENTAGE OF                  PERCENTAGE OF    VOTING RIGHTS
                                NUMBER OF     VOTING RIGHTS                  VOTING RIGHTS   ATTACHED TO ALL
                               SUBORDINATE   ATTACHED TO ALL   NUMBER OF      ATTACHED TO    SUBORDINATE AND
                                  VOTING       SUBORDINATE     MULTIPLE       ALL MULTIPLE   MULTIPLE VOTING
     NAME OF SHAREHOLDER          SHARES      VOTING SHARES  VOTING SHARES   VOTING SHARES        SHARES
------------------------------ ------------- --------------- -------------- --------------- -----------------
Germain Lamonde(1)                  --             --         38,000,000         100%            97.7%
------------------------------ ------------- --------------- -------------- --------------- -----------------

---------------
(1) Mr. Lamonde exercises control over this number of Multiple Voting Shares through GEXFO Investissements Technologiques inc. and G. Lamonde Investissements Financiers inc., companies controlled by Mr. Lamonde and through Fiducie Germain Lamonde, a family trust for the benefit of Mr. Lamonde and members of his family.


1.       PRESENTATION OF THE FINANCIAL STATEMENTS

         The consolidated financial statements of the Corporation for the financial year ended August 31, 2000 and the Auditors' report thereon accompany this Circular.


2.       ELECTION OF THE DIRECTORS

         According to the articles of the Corporation, the Board of Directors shall consist of a minimum of 3 and a maximum of 12 directors. At the Meeting, Management proposes to nominate five individuals for election as directors to hold office until the next annual meeting or until the office is otherwise vacated in accordance with the Corporation's by-laws.

         Management does not anticipate that any of the nominees mentioned below will be unable, or for any reason whatsoever, be reluctant to fulfil their duties as directors. Should this occur for any reason whatsoever before the election, the persons named in the Form of Proxy reserve the right to vote for another nominee of their choice unless the shareholder specified on the Form of Proxy to abstain from voting for the election of the directors.

         The following table and notes thereto set out, as at November 30, 2000, the name of each of the individuals whom is proposed to be nominated at the Meeting for election as a director of the Corporation, all other positions and offices with the Corporation and its subsidiaries now held by each such individual, if any, the principal occupation or employment of each such individual, their respective period of service as a director and the approximate number of shares of the Corporation beneficially owned by each such individual or over which each of them exercised control or direction.

------------------------ --------------------- ---------------- --------------- ---------------- -----------
                                                                                                  NUMBER OF
 NAME AND POSITION OR         PRINCIPAL                                            NUMBER OF      MULTIPLE
    OFFICE WITH THE         OCCUPATION OR          CITY OF                        SUBORDINATE      VOTING
      CORPORATION             EMPLOYMENT          RESIDENCE     DIRECTOR SINCE   VOTING SHARES     SHARES
------------------------ --------------------- ---------------- --------------- ---------------- -----------
Germain Lamonde(1)       Chairman of the       Cap-Rouge,       September 1985         -         38,000,000
Chairman of the Board,   Board, President      Quebec
President and Chief      and Chief Executive
Executive Officer        Officer, EXFO
                         Electro-Optical
                         Engineering Inc.
------------------------ --------------------- ---------------- --------------- ---------------- -----------
Pierre                   Chairman of the       Magog, Quebec       May 2000          6,000           -
Marcouiller(2)(3)        Board,
Director                 Camoplast Inc.
                         (a supplier of
                         automotive and
                         recreational
                         vehicle parts)
------------------------ --------------------- ---------------- --------------- ---------------- -----------
Dr. David A.             Director of           Horseheads,        June 2000          2,100           -
Thompson(3)              Technology and        New York
Director                 Strategy,
                         Corning Inc.
------------------------ --------------------- ---------------- --------------- ---------------- -----------
Andre Tremblay(2)(4)     President and Chief   Outremont,          May 2000          7,000           -
Director                 Executive Officer,    Quebec
                         Microcell
                         Telecommunications
                         Inc.
------------------------ --------------------- ---------------- --------------- ---------------- -----------
Michael Unger(2)(3)      Executive Consultant  Woodbridge,         May 2000          6,000           -
Director                                       Ontario
------------------------ --------------------- ---------------- --------------- ---------------- -----------

---------------
(1) Mr. Lamonde exercises control over this number of Multiple Voting Shares through GEXFO Investissements Technologiques inc. and G. Lamonde Investissements Financiers inc., companies controlled by Mr. Lamonde and through Fiducie Germain Lamonde, a family trust for the benefit of Mr. Lamonde and members of his family.

(2)      Member of the Audit Committee.

(3)      Member of the Human Resources Committee.

(4) Mr. Tremblay exercises control over this number of Subordinate Voting Shares through 9044-6451 Quebec inc. and 9089-3082 Quebec inc., companies controlled by Mr. Tremblay.


         In the past five years, each of the foregoing nominee Directors had the principal occupation set out opposite his name, except that:

         - Pierre Marcouiller has been the Chairman of the Board of Camoplast Inc. since June 2000. Mr. Marcouiller is the founder and has been the sole shareholder of Nexcap Inc., an investment company in the manufacturing sector, since December 1996. From December 1986 to December 1996, Mr. Marcouiller held the position of President and General Manager of Venmar Ventilation Inc., a private ventilation equipment manufacturer.

         - Michael Unger was President of Nortel Networks Corporation's Optical Networks Business Unit from May 1998 to April 2000. From March 1990 to May 1998, Mr. Unger was Nortel's Group Vice-President, Transport Networks.

         The information as to Subordinate Voting Shares and Multiple Voting Shares beneficially owned or over which the above-named individuals exercise control or direction is not within the direct knowledge of the Corporation and has been furnished by the respective individual.

         COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

         COMPENSATION OF DIRECTORS

         In the financial year ended August 31, 2000, directors who were not employees received US$4,138 as annual compensation and a fee of US$690 for each meeting of the Board of Directors or of a Committee attended by them in person and a fee of US$345 if such participation was made by telephone. The Chairman of any Committee of the Board of Directors received an additional annual remuneration of US$3,450. These amounts may be paid by cash, or by issuing the equivalent value of Subordinate Voting Shares or by granting stock options. In the financial year ended August 31, 2000, 8,000 options were granted to directors who were not employees under the Corporation's Stock Option Plan (the "Stock Option Plan").

         COMPENSATION OF NAMED EXECUTIVE OFFICERS

         The table below shows certain compensation information for Mr. Germain Lamonde, the President and Chief Executive Officer of the Corporation, and the 4 other most highly compensated executive officers of the Corporation and its subsidiaries during the financial year ended August 31, 2000 (collectively, the "Named Executive Officers"). This information includes the US dollar value of base salaries, bonus awards and long-term incentive plan payments, the number of options granted, and certain other compensation, if any, whether paid or deferred.

-------------------------------------------------------------------------------------------------------------
                                           SUMMARY COMPENSATION TABLE
---------------------- ------------- ----------- ----------- ----------------- -------------- ---------------
                                                                               SECURITIES
                                                              OTHER ANNUAL        UNDER         ALL OTHER
 NAME AND PRINCIPAL    FINANCIAL     SALARY      BONUS(1)     COMPENSATION     OPTIONS(2)     COMPENSATIONS
      POSITION            YEAR        (US$)       (US$)          (US$)             (#)            (US$)
---------------------- ------------- ----------- ----------- ----------------- -------------- ---------------
Germain Lamonde,          2000       134,932      63,566           -             25,402            -
President and
Chief Executive
Officer
---------------------- ------------- ----------- ----------- ----------------- -------------- ---------------
Bruce Bonini,             2000       309,801      20,000           -              3,900            -
Vice-President,
North American
Sales
---------------------- ------------- ----------- ----------- ----------------- -------------- ---------------
Juan-Felipe               2000       153,502      15,879           -              6,900            -
Gonzalez,
Vice-President,
International Sales
---------------------- ------------- ----------- ----------- ----------------- -------------- ---------------
Mario Larose(3),          2000        25,880        -              -             20,000            -
Vice-President,
Marketing
---------------------- ------------- ----------- ----------- ----------------- -------------- ---------------
Jean-Francois             2000        38,814      12,658           -                -              -
Boulet(3),
Vice-President,
Human Resources
---------------------- ------------- ----------- ----------- ----------------- -------------- ---------------

---------------
(1) A portion of the bonus amounts is paid in cash in the year for which they are awarded and the balance is paid in cash in the year following the financial year for which they are awarded.

(2) Indicates the number of Subordinate Voting Shares underlying the options granted under the Stock Option Plan during the 2000 financial year.

(3) Mr. Boulet and Mr. Larose commenced employment with the Corporation in March and June 2000 respectively.

         SHARE PLAN

         In September 1998, the Corporation adopted a share purchase plan for officers, directors and key employees, as amended in April 2000. On April 3, 2000, the Corporation adopted a new share plan which replaced the 1998 share plan and on June 29, 2000, at the time of the Corporation's initial public offering, all of the 707,264 Class "F" shares issued and fully paid under this plan were converted into Subordinate Voting Shares. No additional shares will be issued under the new share plan. The new share plan requires the Subordinate Voting Shares to be held in trust by a trustee until August 31, 2004, except for 249,977 Subordinate Voting Shares which will be released between October 21, 2003 and January 20, 2004. The new share plan provides for the earlier release of these Subordinate Voting Shares in the event the employment of a holder of Subordinate Voting Shares terminates or upon the occurrence of a change of control and establishes conditions pursuant to which the Subordinate Voting Shares of a holder under this plan are to be sold by the trustee on the public market. As of November 30, 2000, 678,059 Subordinate Voting Shares were being held in trust under the plan.

         The following table shows the breakdown, as of August 31, 2000, of the Subordinate Voting Shares that have been allocated and released from trust to the Named Executive Officers.

--------------------------------------------- --------------------- -------------------- ---------------------
                                                                                               VALUE OF
                                                 SUBORDINATE            SUBORDINATE           SUBORDINATE
                                                    VOTING             VOTING SHARES         VOTING SHARES
                                                    SHARES             RELEASED FROM         RELEASED FROM
        NAME OF EXECUTIVE OFFICERS               ALLOCATED(1)              TRUST                 TRUST
                                                     (#)                    (#)                  (CDN$)
--------------------------------------------- --------------------- -------------------- ---------------------
Germain Lamonde(2)                                    -                      -                     -
--------------------------------------------- --------------------- -------------------- ---------------------
Bruce Bonini                                        49,324                   -                     -
--------------------------------------------- --------------------- -------------------- ---------------------
Juan-Felipe Gonzalez                                51,452                   -                     -
--------------------------------------------- --------------------- -------------------- ---------------------
Mario Larose(3)                                       -                      -                    -
--------------------------------------------- --------------------- -------------------- ---------------------
Jean-Francois Boulet                                11,703                   -                    -
--------------------------------------------- --------------------- -------------------- ---------------------

---------------
(1) If the employment is terminated before the end of the trust period for reasons other than death, retirement, disability or without cause, the trustee will, on instruction from the Corporation, sell the holder's Subordinate Voting Shares on the public market, reimburse the purchase price paid by the holder, plus 8% interest annually, with the balance being paid to the Corporation.

(2) Mr. Lamonde holds no Subordinate Voting Shares and, thus, does not participate in the Share Plan.

(3) Mr. Larose joined the Corporation in June, 2000, and, as such, was not eligible to participate in the Share Plan.


         DEFERRED PROFIT SHARING PLAN

         Under this plan, the Corporation contributes an amount equal to 1% of each employee's gross salary to that employee's individual deferred profit sharing plan to the extent that such employee contributes at least 2% of his or her gross salary to his or her individual tax-deferred registered retirement savings plan. The Corporation may also make discretionary contributions of up to 4% of an employee's gross salary to his or her individual tax deferred registered retirement savings plan, depending on the Corporation's and the employee's performance. Mr. Germain Lamonde is not entitled to participate in this plan. In the financial year ended August 31, 2000, the aggregate amount of contributions under the plan was US$137,000 (CDN$202,000).

         OPTION GRANTS IN LAST FINANCIAL YEAR

         The aggregate number of Subordinate Voting Shares covered by options granted during the financial year ended August 31, 2000 was 609,734 at a price of US$26.00 (CDN$38.55) per Subordinate Voting Share, subject to the modification of the subscription price submitted to the shareholders for approval at the Meeting. At the end of financial year ended August 31, 2000, there were 609,734 Subordinate Voting Shares covered by options granted and outstanding pursuant to the Stock Option Plan. The table below shows information regarding stock option grants made to the Named Executive Officers under the Stock Option Plan during the financial year ended August 31, 2000. See "Report on Executive Compensation by the Human Resources Committee - Long-Term Incentive Compensation" for a description of the Stock Option Plan.


------------------------ -------------- ---------------- ----------------- ---------------- -----------------
                                         PERCENTAGE OF                     MARKET VALUE OF
                                          NET TOTAL OF                        SECURITIES
                           SECURITIES   OPTIONS GRANTED                       UNDERLYING
                         UNDER OPTIONS  TO EMPLOYEES IN  EXERCISE OR BASE   OPTIONS ON THE
                           GRANTED(1)    FINANCIAL YEAR     PRICE(2)(3)     DATE OF GRANT
          NAME                (#)             (%)         (SECURITY/US$)    (SECURITY/US$)   EXPIRATION DATE
------------------------ -------------- ---------------- ----------------- ---------------- -----------------
Germain Lamonde              25,402           4.2             $26.00            $26.00        June 29, 2010
------------------------ -------------- ---------------- ----------------- ---------------- -----------------
Bruce Bonini                 3,900            .006            $17.81            $17.81        June 29, 2010
------------------------ -------------- ---------------- ----------------- ---------------- -----------------
Juan-Felipe Gonzalez         6,900            .011            $17.81            $17.81        June 29, 2010
------------------------ -------------- ---------------- ----------------- ---------------- -----------------
Mario Larose                 20,000           3.3             $17.81            $17.81        June 29, 2010
------------------------ -------------- ---------------- ----------------- ---------------- -----------------
Jean-Francois Boulet           -               -                 -                -                 -
------------------------ -------------- ---------------- ----------------- ---------------- -----------------

---------------
(1)      Underlying securities: Subordinate Voting Shares.

(2) The exercise price of options granted is determined based on the highest of the closing prices of the Subordinate Voting Shares on The Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Federal Reserve Bank of New York on the grant date to convert the NASDAQ National Market closing price to Canadian dollars, as required. These options were granted as of the date of the Corporation's initial public offering at an exercise price equal to the initial price of the Subordinate Voting Shares.

(3) Taking into account the modification of the subscription price, subject to approval by the shareholders during the Meeting.


         AGGREGATED OPTION EXERCISES IN LAST FINANCIAL YEAR AND FINANCIAL YEAR END OPTION VALUES

         The following table summarizes, for each of the Named Executive Officers, the number of stock options, if any, exercised during the financial year ended August 31, 2000, the aggregate value realized upon exercise and the total number of unexercised options, if any, held at August 31, 2000. Value realized upon exercise is the difference between the market value of the underlying Subordinate Voting Shares on the exercise date and the exercise or base price of the option. The value of unexercised in-the-money options at financial year-end is the difference between its exercise or base price and the market value of the underlying Subordinate Voting Shares on August 31, 2000, which was US$56.75 per share. These values, unlike the amounts set forth in the column "Aggregate Value Realized," have not been, and may never be, realized. The underlying options have not been, and may never be exercised, and actual gains, if any, on exercise will depend on the value of the Subordinate Voting Shares on the date of exercise. There can be no assurance that these values will be realized. Unexercisable options are those which have been held for less than the time required for vesting. See "Report on Executive Compensation by the Human Resources Committee - Long-Term Incentive Compensation."

------------------------- ----------- ---------- ------------------------------ ------------------------------
                                                                                     VALUE OF UNEXERCISED
                          SECURITIES                  UNEXERCISED OPTIONS         "IN-THE-MONEY" OPTIONS AT
                           ACQUIRED   AGGREGATE        AT AUGUST 31, 2000           AUGUST 31, 2000 (1)(3)
                              ON        VALUE    -------------------------------------------------------------
                           EXERCISE    REALIZED  EXERCISABLE     UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE(2)
          NAME                (#)       (CDN$)        (#)             (#)           (US$)           (US$)
------------------------- ----------- ---------- -------------- --------------- -------------- ---------------

Germain Lamonde                -          -            -               25,402         -              781,112
------------------------- ----------- ---------- -------------- --------------- -------------- ---------------
Bruce Bonini                   -          -            -                3,900        -               151,866
------------------------- ----------- ---------- -------------- --------------- -------------- ---------------
Juan-Felipe Gonzalez           -          -            -                6,900        -               268,686
------------------------- ----------- ---------- -------------- --------------- -------------- ---------------
Mario Larose                   -          -            -               20,000        -               778,800
------------------------- ----------- ---------- -------------- --------------- -------------- ---------------
Jean-Francois Boulet           -          -            -               -              -               -
------------------------- ----------- ---------- -------------- --------------- -------------- ---------------

---------------
(1) "In-the-money" options are options for which the market value of the underlying securities is higher than the price at which such securities may be bought from the Corporation.

(2) The value of unexercised "in-the-money" options is calculated using the highest of the closing prices of the Subordinate Voting Shares on The Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2000 using the noon buying rate of the Federal Reserve Bank of New York to convert the NASDAQ National Market closing price to Canadian dollars, as required, less the exercise price of "in-the-money" options.

(3) Taking into account the modification of the subscription price, subject to approval by the shareholders.


         TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

         The Corporation concluded an employment agreement with Germain Lamonde. The agreement provides for Mr. Lamonde's employment as President and Chief Executive Officer at a base salary, without adjustment, applicable from May 2000 to August 31, 2000 of US$134,932 per year. The agreement is for an indeterminate period and the salary will be reviewed annually after September 1, 2001. In the event of the termination of Mr. Lamonde's employment other than for cause, Mr. Lamonde will be entitled to severance payments (in no case exceeding 24 months of remuneration) and the vesting of all stock options, upon the incapacity of Mr. Lamonde, a merger, acquisition by a third party of substantially all of the Corporation's assets or of the majority of its share capital or termination of Mr. Lamonde without cause.

         The Corporation also has employment agreements with Mr. Bruce Bonini, Mr. Juan-Felipe Gonzalez and Mr. Mario Larose.

         The agreement with Mr. Bonini provides for Mr. Bonini's employment as Vice-President, North American Sales at a base salary of US$135,000, plus commissions of US$125,000 if sales objectives are met, for the period from September 1, 1999 to August 31, 2000. The agreement is for an indeterminate period and salary is reviewed annually. In the event Mr. Bonini's employment terminates for any reason whatsoever and he is unable to accept new employment due to his non-competition obligations to the Corporation, Mr. Bonini may receive compensation for a period of 18 months following the date of termination in amounts varying from 5% to 125% of his base monthly salary at the time of termination depending on the cause of the termination.

         The agreement with Mr. Gonzalez provides for Mr. Gonzalez's employment as Vice-President International Sales at a base salary of US$95,000, plus commissions on sales of US$58,502, for the period from September 1, 1999 to August 31, 2000. The agreement is for an indeterminate period and salary is reviewed annually. In the event Mr. Gonzalez's employment terminates for any reason whatsoever and he is unable to accept new employment due to his non-competition obligations to the Corporation, Mr. Gonzalez may receive compensation for a period of 18 months following the date of termination in amounts varying from 5% to 50% of his base monthly salary at the time of termination depending on the cause of the termination.

         The agreement with Mr. Larose provides for Mr. Larose's employment as Vice-President, Marketing at an annual base salary of US$122,341 for the period from his commencement in June 2000 to August 31, 2000. No bonus is payable to Mr. Larose for the financial year ended August 31, 2000. The agreement is for an indeterminate period and salary is reviewed annually. In the event of termination of Mr. Larose's employment other than for cause, Mr. Larose will be entitled to severence payments equivalent to 12 months of remuneration. In the event of Mr. Larose's termination due to a merger or acquisition by a third party of substantially all of the Corporation's assets or of the majority of its share capital, Mr. Larose shall be entitled to severence benefits ranging from 12 to 24 months of remuneration, based on his length of service with the Corporation.


         REPORT ON EXECUTIVE COMPENSATION BY THE HUMAN RESOURCES COMMITTEE

         MEMBERS OF THE HUMAN RESOURCES COMMITTEE

         During the financial year ended August 31, 2000, the Human Resources Committee was composed of Michael Unger, as Chairman, Pierre Marcouiller and David A. Thompson, none of whom were officers or employees, or former officers or employees, of the Corporation or its subsidiaries.


         HUMAN RESOURCES COMMITTEE MANDATE

         The Human Resources Committee is a committee of the Board of Directors. It is responsible for assessing the performance and establishing the annual compensation of all the Corporation's executive officers, including the President and Chief Executive Officer. This Committee also reviews and submits to the Board the salary structure and the short-term and long-term incentive compensation programs for all employees of the Corporation. Though the Committee is responsible for the review and approval of the employees that will receive options to purchase shares of the Corporation, in accordance with policies established by the Board and the terms of the Stock Option Plan, these functions have been performed through the Board of Directors during the period from May to November 30, 2000. The remuneration to be paid by the Corporation to its Directors is recommended to the Board by the Human Resources Committee.

         Since being formed in June 2000, the Human Resources Committee has held one meeting prior to November 30, 2000.

         COMPENSATION OF CHIEF EXECUTIVE OFFICER

         In establishing Mr. Lamonde's salary for the year ending August 31, 2000 and the following financial year, the Corporation relied on a study completed by an independent consulting firm. Such study indicated average salaries and bonuses, median salaries and bonuses and maximum salaries and bonuses paid to chief executive officers by Canadian and American computer hardware and software companies as well as by a specific group of companies active in the fiber optics industry identified by the Corporation that it considers to be the best available comparisons. It was decided that Mr. Lamonde's salary and bonus reflect the median of Canadian computer hardware and software companies and of the specific group of companies in fiber optics identified by the Corporation.

         In the most recent financial year, the bonus portion of Mr. Lamonde's salary was tied to the performance of the Corporation. For the year that will end on August 31, 2001, his bonus will be tied to the attainment by the Corporation of its Health Indicator. For the year commencing September 1, 2000, the Corporation's Health Indicator is established based on following factors: earning, profits, quality, production and client satisfaction.

         Mr. Lamonde's bonus will be payable in the same proportion at which the Corporation attains the Health Indicator established by the Board of Directors.


         SHORT-TERM INCENTIVE COMPENSATION

         The short-term incentive plan offers bonuses tied to the Corporation's financial performance and the achievement of strategic corporate and business unit objectives established on a yearly basis.

         In the case of the Named Executive Officers eligible for incentive bonuses in the year ended August 31, 2000, such bonuses constituted a certain percentage of base salary which is tied to the achievement of the financial and strategic objectives of the Corporation. When such objectives are exceeded, bonuses are higher; when objectives are not met, the incentive bonuses are lower.


         LONG-TERM INCENTIVE COMPENSATION

         The long-term incentive component is made up of the Stock Option Plan for directors, officers and employees of the Corporation and its subsidiaries and persons or companies providing ongoing management or consulting services ("consultants") to the Corporation and its subsidiaries.

         Introduced in May 2000, the Stock Option Plan is designed to motivate directors, officers, employees and consultants to share interest with the Corporation's shareholders over the long-term. It is subject to Committee review to ensure maintenance of its market competitiveness. The Board has full and complete authority to interpret the Plan and to establish the rules and regulations applying to it and to make all other determinations it deems necessary or useful for the administration of the Plan, provided that such interpretations, rules, regulations and determinations are consistent with the rules of all stock exchanges on which the securities of the Corporation are then traded and with all relevant securities legislation.

         The Stock Option Plan provides for the issuance of options to directors, officers, employees and consultants to purchase Subordinate Voting Shares. The Board of Directors designates the recipients of options and determines the number of Subordinate Voting Shares covered by each option, the date of vesting, the expiry date and any other conditions relating to these options, in each case in accordance with the applicable legislation of the securities regulatory authorities. The Corporation has maintained a policy of granting a fixed number of options to all of its employees, and to employees of subsidiaries, such number being determined in relation to employment categories. Additional options are granted pursuant to promotions. In addition, further options may be granted based on merit.

         The exercise price of the options is determined by the Board of Directors at the time of granting the options, subject to compliance with the rules of all stock exchanges on which the Subordinate Voting Shares are listed and with all relevant securities legislation. In any event, the price at which the Subordinate Voting Shares may be purchased may not be lower than the highest of the closing prices of the Subordinate Voting Shares on The Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Federal Reserve Bank of New York on the grant date to convert the NASDAQ National Market closing price to Canadian dollars. Any option issued is non-transferable.

         The maximum number of Subordinate Voting Shares that are issuable under the Plan shall not exceed 4,470,961 Subordinate Voting Shares. The maximum number of Subordinate Voting Shares that may be granted to any one individual shall not exceed 5% of the number of outstanding Subordinate Voting Shares.

         Options vest on a cumulative basis at a rate of 25% annually commencing on the first anniversary date of their grant and may be exercised in whole or in part once vested. All of the options that are granted under the Plan may be exercised within a maximum period of 10 years following the date of their grant.

         Any option granted pursuant to the Stock Option Plan will lapse (i) immediately upon the termination of the relationship with the Corporation or one of its subsidiaries for a good and sufficient cause for employees or officers or at the date on which an employee or an officer resigns or leaves his employment with the Corporation or one of its subsidiaries (or within 30 days if the holder is dismissed without cause), and (ii) 30 days after a Director ceases to be a member of the Board of Directors of the Corporation or one of its subsidiaries. In the event of retirement or disability, any option held by an employee lapses 30 days after the date of any such disability or retirement. In the event of death, any option held by the optionee lapses 6 months after the date of any such death.

         On December 6, 2000, the Directors of the Corporation passed a resolution modifying the subscription price of the Subordinate Voting Shares covered by options granted to employees, officers, consultants and directors in the months of June, September and October 2000, with the exception of the options granted to Mr. Germain Lamonde, the whole as more fully described in this Management Proxy Circular under item 4 entitled "Modification of the Subscription Price of the Options granted to Employees, Officers, Consultants and Directors in June, September and October 2000 under the Stock Option Plan". The confirmation of this modification of the subscription price of the Subordinate Voting Shares covered by options granted to employees, officers, consultants and directors, with the exception of those granted to Mr. Germain Lamonde, in the months of June, September and October 2000 is solicited by this Management Proxy Circular.


         COMPENSATION PLAN CONTROL AND REVIEW

         The Corporation's relative position in terms of compensation levels is determined annually through studies performed by independent consulting firms using a selected reference market of comparable companies. Internal pay equity studies are a key factor to complete the process and provide necessary adjustments where required.


         CONCLUSION

         By way of application of the Corporation's executive compensation policy, an important part of executive compensation is linked to corporate performance and particularly to stock performance and long-term improvement. The Human Resources Committee continuously reviews executive compensation programs to ensure that they maintain their competitiveness and continue to focus on the Corporation's objectives, values and business strategies.

         Depending on specific circumstances, the Committee may also recommend employment terms and conditions that deviate from the policies and the execution by the Corporation or its subsidiaries of employment contracts on a case-by-case basis.

         By the Human Resources Committee:

         Michael Unger, Chairman
         Pierre Marcouiller
         David A. Thompson

         PERFORMANCE GRAPH

         The performance graph presented below compares the cumulative total shareholder return of a $100 investment in the Subordinate Voting Shares and the cumulative total return of the TSE 300 Stock Index for the period commencing June 29, 2000, and ending August 31, 2000.

                       THE CORPORATION'S STOCK PERFORMANCE
                       (JUNE 29, 2000 TO AUGUST 31, 2000)

                               [PERFORMANCE CHART]


         INDEBTEDNESS OF DIRECTORS AND OFFICERS

         As at November 30, 2000, the Corporation had guaranteed loans made to employees, directors, officers and senior officers by another entity in an amount totalling US$170,228 for the purchase by such persons of Subordinate Voting Shares in the share capital of the Corporation. The following table indicates guarantees that were provided by the Corporation to directors, executive officers and senior officers of the Corporation for loans used by such persons to acquire shares in the Corporation's share capital.


      --------------------- --------------- --------------------- --------------------- -------------------

                                                                  FINANCIALLY ASSISTED
                                                                     SECURITIES(1)
                                               LARGEST AMOUNT          PURCHASES
                            INVOLVEMENT OF   OUTSTANDING DURING     DURING FINANCIAL
       NAME AND PRINCIPAL        THE           FINANCIAL 2000             2000             SECURITY FOR
           OCCUPATION        CORPORATION           ($US)                  (#)              INDEBTEDNESS
      --------------------- --------------- --------------------- --------------------- -------------------
      Juan-Felipe Gonzalez, Guarantor             24,137.93              32,802         Guarantee by the
      Vice-President,                                                                   Corporation
      International Sales
      --------------------- --------------- --------------------- --------------------- -------------------
      Pierre Plamondon,     Guarantor             21,982.07              28,577         Guarantee by the
      Vice-President,                                                                   Corporation
      Finance
      And Chief Financial
      Officer
      --------------------- --------------- --------------------- --------------------- -------------------

---------------
(1) The underlying securities purchased were Class "F" shares, which were converted into Subordinate Voting Shares on June 29, 2000 and which are held in trust by a trustee and will be released between October 21, 2003 and August 31, 2004.

         DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

         The Corporation maintains insurance protection against liability incurred by its officers and directors as well as those of its subsidiaries in the performance of their duties. The entire premium, amounting to approximately US$ 21,000 from June 30, 2000 to August 31, 2000, is paid by the Corporation. The aggregate limit of liability in respect of any and all claims is US$ 20 million for the financial year ended August 31, 2000. The policy provides for the indemnification of directors and officers in the case of claims for which the Corporation has not indemnified or is not permitted by law to indemnify them, and for the reimbursement of the Corporation, subject to a deductible of US$ 250,000 for claims brought and maintained in the United States and US$ 150,000 for claims brought and maintained in Canada in the case of claims for which it has indemnified or was permitted to indemnify the directors or officers involved.


3.       APPOINTMENT AND REMUNERATION OF AUDITORS

         Management, upon the advice of the Audit Committee, recommends that PricewaterhouseCoopers LLP be appointed as Auditors of the Corporation and that the Board of Directors be authorized to fix their remuneration.


4. MODIFICATION OF THE SUBSCRIPTION PRICE OF THE OPTIONS GRANTED TO EMPLOYEES, OFFICERS, CONSULTANTS AND DIRECTORS IN JUNE, SEPTEMBER AND OCTOBER 2000

         During the Meeting, the shareholders will be asked to consider and, if thought appropriate, to approve Resolution 2000-I, as set out in Schedule "A" to this Management Proxy Circular, confirming the modification to the subscription price of the Subordinate Voting Shares covered by options granted to employees, officers, consultants and directors under the Stock Option Plan, with the exception of those granted to Mr. Germain Lamonde, President and Chief Executive Officer of the Corporation, for June, September and October 2000, in order to establish such price at US$21.54 (CDN$33.00) per Subordinate Voting Share.

         On June 29, 2000, 584,332 options were issued to employees, directors and officers at an exercise price of US$26.00 (CDN$38.55), excluding those granted to Mr. Germain Lamonde. Of this amount, 68,222 options were granted to officers and directors of the Corporation. On September 1, 2000, the Corporation granted 122,908 options to certain employees and consultants at an exercise price of US$56.75 (CDN$83.66), of which none were granted to officers or directors. On September 13, 2000, 313,835 options were granted to certain employees and officers at an exercise price of US$45.94 (CDN$68.17), of which 71,500 options were granted to officers. On October 11, 2000, 75,000 options were granted to certain employees and officers at an exercise price of $US34.07 (CDN$51.25), of which 70,000 were granted to officers.

         The proposed modification covers a total of 1,096,075 options on Subordinate Voting Shares, of which 209,722 (or 19.13%) were granted to officers and Directors.

         In October 2000, Nasdaq and The Toronto Stock Exchange approved the re-pricing of the options granted on September 1, 2000 and September 13, 2000. These options were granted at exercise prices of US$56.75 (CDN$83.66) and US$45.94 (CDN$68.17) respectively and were all to be re-priced at US$34.07 (CDN$51.25). However, in December 2000, the Corporation requested and received approval by Nasdaq and The Toronto Stock Exchange of the re-pricing that is described above, subject to obtaining required shareholder approval. In accordance with The Toronto Stock Exchange Guidelines, shareholder approval is required for the re-pricing of all options granted to officers and directors as well as for the second re-pricing of the options granted to employees and consultants on September 1, 2000 and September 13, 2000.

         The guidelines of The Toronto Stock Exchange specify that a majority of the votes cast in person or by proxy are required for the adoption of Resolution 2000-I, excluding votes attached to the Subordinate Voting Shares held by employees, officers, consultants and directors who are holders of options that are the object of Resolution 2000-I. Accordingly, the votes attached to the 285,632 Subordinate Voting Shares held by the Corporation's officers and directors (excluding Mr. Germain Lamonde), as well the votes attached to the Subordinate Voting Shares held by the employees and consultants that received options granted on September 1, 2000 and September 13, 2000, cannot be cast for the adoption of Resolution 2000-I. Any and all options granted to Mr. Germain Lamonde (being 25,402 options granted on June 29, 2000) are excluded from this re-pricing.

         UNLESS INSTRUCTED OTHERWISE, THE PERSONS WHOSE NAMES APPEAR ON THE ENCLOSED FORM OF PROXY WILL VOTE IN FAVOUR OF RESOLUTION 2000-I.


         STATEMENT OF CORPORATE GOVERNANCE PRACTICES

         Both the Board of Directors and Management recognize the importance of having appropriate structures and procedures in place to permit good corporate governance. The Board members were elected in May and June 2000, just prior to the Corporation's initial public offering. At such time an Audit Committee and a HR Committee were appointed to form the starting point of a structure that will be defined and refined to continue to ensure good corporate governance.

         Early in the mandate of the Board members, the Corporation provided them with two full days of orientation and education relating to its activities, structures, policies and processes, which included a visit of facilities and meetings with Management.


         RESPONSIBILITIES OF THE BOARD

         The Board is responsible for the stewardship of the business and affairs of the Corporation by reviewing, discussing and approving the strategic direction and organizational structure of the Corporation, and supervising Management. The Board reviews and approves annually and receives regular updates from Management on the Corporation's strategic planning process and its internal control and management information systems. The Board has identified the principal risks of the Corporation's business and has reviewed present risk management systems. Over the next financial year the Board will be analyzing additional risk management strategies for the future. In addition, the Board has identified the following objectives for the coming financial year: the elaboration and implementation of a succession planning process by the HR Committee and the establishment and implementation of a communications policy for the Corporation.

         The Board grants final approval with respect to each of the following matters, in addition to those that require Board approval under applicable laws: (i) the strategic direction of the Corporation;

         (ii) material contracts, acquisitions or dispositions of the Corporation's assets; and (iii) the annual operational plan and capital and operating budgets.

         The Board is responsible for the establishment and functioning of all Board committees, the appointment of members to serve on such committees, their compensation and their good standing. At regularly scheduled meetings of the Board, the Directors receive, consider and discuss Board committee reports.

         As of November 30, 2000, the Board had met 9 times since the Corporation became a public company in June 2000.

         The Corporation does not currently have a member of the Board that is responsible for ensuring that the Board properly discharges its duties, independent of Management. At the present time, the Corporation has no formal procedures in place for recruiting new Directors.


         COMPOSITION OF THE BOARD

         The Corporation's articles of incorporation provide for a Board of Directors of a minimum of three and a maximum of 12 Directors. The Board presently consists of five Directors, four of whom are independent of Management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the Director's ability to act with a view to the best interests of the Corporation, other than interests arising from shareholding. The Directors are elected at the annual meeting of shareholders for one-year terms and serve until their successors are elected or appointed, unless they resign or are removed earlier. Under the CANADA BUSINESS CORPORATIONS ACT, a majority of the Directors and of the members of any committee of the Board of Directors must be composed of resident Canadians.

         The Chairman of the Board, Mr. Germain Lamonde, is a significant shareholder in the Corporation as he has the ability to exercise a majority of the votes for the election of the Board of Directors. Since the other four Board members do not have interests in or relationships with either the Corporation or Mr. Lamonde, the Corporation considers that the interests of investors in the Corporation other than Mr. Lamonde are fairly represented.


         COMMITTEES OF THE BOARD

         To facilitate the fulfillment of some responsibilities and to assist its decision making, the Board of Directors has formed an Audit Committee and a Human Resources Committee. These committees are appointed annually and in addition, the Board may appoint ad hoc committees periodically as may be needed. The Corporation has a practice of permitting the Board, any committee thereof and any individual director to engage independent, external advisors at the Corporation's expense. All committees of the Board are entirely comprised of independent Directors.

         The following is a general description of the composition and general duties of each Board committee as contained in its mandate as of the year ended August 31, 2000.

         AUDIT COMMITTEE

         The Audit Committee approves the release of interim in-house financial statements and reviews all annual audited financial statements and related disclosure documents with Management and the external Auditors. The Audit Committee meets regularly with external auditors, with and without management, to consider the scope and results of their audits, including analysis of the adequacy of the internal controls and the effect of the procedures relating to the outside auditors' independence. The Committee also recommends to the Board the selection of the external auditors for appointment by the shareholders. The Audit Committee is composed of Mr. Andre Tremblay, Mr. Michael Unger and Mr. Pierre Marcouiller. The Chairperson of the Audit Committee is Mr. Andre Tremblay.


         HUMAN RESOURCES COMMITTEE

         The Human Resources Committee is responsible for assessing the performance and establishing the annual compensation of all senior officers, including the Chief Executive Officer. This Committee also reviews and submits to the Board the salary structure and the short-term and long-term incentive compensation programs for all employees. The Committee is responsible for the review and approval of the employees that will receive options to purchase shares of the Corporation, in accordance with policies established by the Board and the terms of the Stock Option Plan. In addition, the Committee reports annually to the Board on the organizational structure and the succession plan for senior management. The Board's corporate governance practices are monitored by the Human Resources Committee, as is the functioning of the Board and the powers, mandates and performance of the committees. The remuneration to be paid by the Corporation to the Directors is recommended to the Board by the Human Resources Committee. The Human Resources Committee is composed of Dr. David A. Thompson, Mr. Michael Unger and Mr. Pierre Marcouiller. The chairperson of the Human Resources Committee is Mr. Michael Unger.


         SHAREHOLDER/INVESTOR COMMUNICATIONS AND FEEDBACK

         The Corporation has an Investor Relations Manager that is responsible for facilitating the communication between Management and the Corporation's current and potential shareholders and financial analysts. Communications to shareholders are disseminated through annual and quarterly reports, the annual meeting and investor presentations. The Investor Relations Manager receives and responds to all shareholders' inquiries in an appropriate and timely manner and provides feedback from the shareholders to Management.


         ADDITIONAL INFORMATION

         The Corporation shall provide to any person or company, upon request to the Secretary of the Corporation, at 465 Godin Avenue, Vanier, Quebec, Canada, G1M 3G7.

         (a) one copy of the Form 20-F of the Corporation filed with the Securities and Exchange Commission (the "SEC") in the United States pursuant to the SECURITIES EXCHANGE ACT OF 1934, and with securities commissions or similar authorities;

         (b) one copy of the comparative financial statements of the Corporation for its most recently completed financial year and the Auditors report thereon, included in the Annual Report of the Corporation, and one copy of any interim financial statements of the Corporation subsequent to the financial statements for its most recently completed financial year;

         (c)      one copy of this Management Proxy Circular.


         DIRECTORS' APPROVAL

         The contents and the sending of this Management Proxy Circular have been approved by the Directors of the Corporation.

         DATED at Vanier, Quebec, Canada, this 1st day of December 2000.


         /s/ Kimberley Okell
             ------------------------
         Kimberley Okell
         Secretary

         EXFO ELECTRO-OPTICAL ENGINEERING INC.
         465 Godin Avenue
         Vanier, Quebec, Canada, G1M 3G7

                                   SCHEDULE A

                                RESOLUTION 2000-I

Resolved as Resolution 2000-I:

That the Corporation be and is hereby authorized to modify the subscription price of the outstanding options granted to employees and consultants under the Stock Option Plan on September 1, 2000 and September 13, 2000, in order to establish such price at US$21.54 (CDN$33.00) per Subordinate Voting Share;

That the Corporation be and is hereby authorized to modify the subscription price of the outstanding options granted to directors and officers, with the exception of any and all options granted to Mr. Germain Lamonde, President and Chief Executive Officer, under the Stock Option Plan on June 29, 2000, September 1, 2000, September 13, 2000 and October 11, 2000, in order to establish such price at US$21.54 (CDN$33.00) per Subordinate Voting Share;

That the modifications to the subscription prices be, and are hereby approved;

That Mr. Germain Lamonde and/or Ms. Kimberley Okell be, and are hereby, authorized to do any such acts or things as may be necessary or desirable to give effect to this Resolution and to sign any instrument necessary or useful in order to give full effect to this Resolution and, if deemed appropriate in the best interest of the Corporation, to cancel this Resolution before effect is given hereto.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                EXFO ELECTRO-OPTICAL ENGINEERING INC.

                                By: /s/ Germain Lamonde
                                    ------------------------------------
                                    Name: Germain Lamonde
                                    Title: President and Chief Executive Officer


Date: January 4, 2001